Filed Pursuant to Rule 424(b)(7)

File No. 333-133263

PROSPECTUS SUPPLEMENT NO. 4

(To Prospectus dated March 9, 2007)

C&D TECHNOLOGIES, INC.

$75,000,000 5.25% Convertible Senior Notes Due November 21, 2025

and the Shares of Common Stock Issuable Upon Conversion of the Notes

The following information supplements information contained in our prospectus dated March 9, 2007 and our prospectus supplement nos. 1 through 3, relating to the resale by selling security holders, including their respective transferors, donees, pledgees or successors in interest, of our 5.25% Convertible Senior Notes due November 21, 2025 and common stock issued or issuable upon conversion of the notes we originally issued.

You should read this prospectus supplement in conjunction with the prospectus and the supplements. This prospectus supplement is qualified by reference to the prospectus and prospectus supplement nos. 1 through 3, except to the extent that the information presented herein supersedes the information contained in the prospectus and prospectus supplement nos. 1 through 3. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The shares of our common stock are quoted on the New York Stock Exchange under the symbol “CHP.”

Investing in our common stock involves risks that are described in the “Risk Factors” section of our annual report on Form 10-K and our quarterly reports on Form 10-Q that are incorporated by reference in the prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 13, 2008.

SELLING SECURITY HOLDERS

On November 21, 2005, we issued and sold $75,000,000 aggregate principal amount of 5.25% Convertible Senior Notes due November 21, 2025. We are registering the notes and the shares of common stock that the selling security holders may acquire upon conversion of the notes in order to enable the selling security holders to sell, from time to time, the notes and shares of our common stock they acquire if they convert their notes.

The table below supplements the table of selling security holders contained in the “Selling Security Holders” sections of the prospectus. Where the name of a selling security holder identified in the table below also appears in a table in the prospectus or prospectus supplement nos. 1 through 3, the information set forth in the table below regarding that selling security holder supersedes the information set forth in the prospectus or prospectus supplement nos. 1 through 3.

Information regarding the selling security holders may change from time to time and any modified information will be set forth in supplements to this prospectus supplement if and when necessary. Unless set forth below, to our knowledge, none of the selling security holders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

A selling security holder may from time to time offer and sell any or all of the selling security holder’s securities under this prospectus supplement. Because the selling security holder is not obligated to sell the notes or shares of our common stock held by such selling security holder, we cannot estimate the number of shares of our common stock that a selling security holder will beneficially own after this offering.

Name of Holder	Amount of Notes Beneficially Owned	Percentage of Notes Beneficially Owned	Amount of Notes To Be Sold	Number of Shares of Common Stock Beneficially Owned(1)		Number of Shares of Common Stock That May Be Sold(1)		Number of Shares of Common Stock Upon Completion of Offering
Harvest Offshore Investors Ltd.	$373,000	0.5%	$373,000	44,037		44,037		—
Harvest Capital, L.P.	$189,000	0.2%	$189,000	22,314		22,314		—
Harvest Master Enhanced, Ltd.	$438,000	0.6%	$438,000	51,711		51,711		—
Highbridge International LLC(2)	$11,500,000	15.3%	$11,500,000	2,974,257	(2)	2,974,257	(2)	—

(1)	Includes the theoretical maximum number of shares of our common stock issuable upon the conversion of the full amount of notes held by such holder at the initial conversion price of approximately $8.47 per share, which equals a conversion rate of 118.0638 shares of $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of the Notes - Conversion of the Notes - Conversion Rate Adjustments,” in the prospectus. Accordingly, the number of shares of our common stock to be sold may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes. Cash will be paid in lieu of fractional shares, if any.

(2)	Includes 516,957 shares of our common stock issuable upon conversion of $2,500,000 principal amount of our 5.50% Convertible Senior Notes due 2026 assuming an initial conversion price of approximately $4.84 per share, which equals a conversion rate of 206.7183 shares of $1,000 principal amount of notes and 1,099,729 shares of our common stock. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

Additional selling security holders may be identified in additional tables by us at a later date by filing prospectus supplements to the prospectus. Such other security holders will not be permitted to sell shares pursuant to the registration statement unless and until they are listed in the selling security holders table in a supplement to the prospectus.

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